Exhibit (k)(2)

FORM OF

EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

This EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of _________________, 2016, by and between Steadfast Alcentra Global Credit Fund, a Delaware statutory trust (the “Fund”), and Steadfast Investment Adviser, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company;

WHEREAS, the Fund and the Adviser have entered into that certain Investment Advisory Agreement, dated as of __________, 2016 (as may be amended from time to time, the “Advisory Agreement”) pursuant to which the Adviser serves as the Fund’s investment adviser;

WHEREAS, the Fund and Adviser have determined that it is appropriate and in the best interests of the Fund to reduce the Fund’s operating expenses until the Fund has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income (the “Operating Expense Objective”); and

WHEREAS, the Fund and Adviser have determined that it is appropriate and in the best interests of the Fund to endeavor to ensure that no portion of distributions made to the Fund’s shareholders will be paid from the Fund’s offering proceeds or borrowings (the “Distribution Objective”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Adviser Expense Payment to the Fund.

1.1          Commencing with the quarter following achievement of the Minimum Offering Requirement, as defined in the Registration Statement on Form N-2 (File No. 333-____) filed by the Fund, as amended from time to time (the “Minimum Offering Requirement”), and on a quarterly basis thereafter, Adviser shall reimburse the Fund for Operating Expenses and shareholder distributions in an amount sufficient to meet the Operating Expense Objective and/or the Distribution Objective. For purposes of this Agreement, “Operating Expenses” means all costs and expenses paid or incurred by the Fund, as determined under generally accepted accounting principles, including, without limitation, advisory fees payable pursuant to the Advisory Agreement, interest on indebtedness for such period, organizational expenses (“Organization Expenses”), and expenses incurred in connection with the Fund’s ongoing offering of its common shares of beneficial interest, par value $0.001 (“Offering Expenses”). Any payments required to be made by Adviser pursuant to this Section 1.1 shall be referred to herein as an “Expense Payment.”

1.2          Adviser’s obligation to make an Expense Payment shall automatically become a liability of Adviser and the right to such Expense Payment shall be an asset of the Fund no later than the last business day of the applicable calendar quarter. The Expense Payment for any calendar quarter shall, as promptly as possible, be: (i) paid by Adviser to the Fund in any combination of cash or other immediately available funds, and/or (ii) offset against amounts due from the Fund to the Adviser, including amounts due to the Adviser that have become a liability of the Fund pursuant to any other agreement between Adviser and the Fund.

1.3          For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Fund’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses), and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

1.4          For purposes of this Agreement, “Reimbursable Expenses” means all costs and expenses paid or incurred by the Fund, as determined under generally accepted accounting principles, that are: (i) reimbursable pursuant to the Advisory Agreement, (ii) reimbursable pursuant to the Administration Agreement, dated as of ______________, 2016, by and between the Fund and the Adviser and (iii) paid or accrued by Adviser on behalf of the Fund and not otherwise already reimbursable pursuant to Section 1.4(i) or Section 1.4(ii) above.

2.	Reimbursement of Expense Payments by the Fund.

2.1          Following any calendar quarter in which Available Operating Funds exceed the cumulative distributions declared to the Fund’s shareholders in such calendar quarter and such excess that is intended to be used to pay expenses qualifying as a Reimbursable Expense (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof in accordance with Sections 2.2, 2.3, and 2.4, to Adviser or accrue such Excess Operating Funds as a liability, until such time as all Expense Payments made by Adviser to the Fund within three (3) years prior to the last business day of such calendar quarter have been reimbursed or waived. Any payments required to be made by the Fund pursuant to this Section 2.1 shall be referred to herein as a “Reimbursement Payment.”

2.2          Notwithstanding anything in this Agreement to the contrary, the Fund shall not make Reimbursement Payments to the Adviser in any calendar quarter unless the Fund’s Operating Expense Ratio at the time of the Reimbursement Payment, after taking into account the Reimbursement Payment, is equal to or less than the Fund’s Operating Expense Ratio at the time that the corresponding expense support obligation was incurred by the Adviser. For purposes of this Agreement, “Operating Expense Ratio” means all expenses borne by the Fund, except for Organization Expenses, Offering Expenses, base management and incentive fees owed to the Adviser and interest expense, as a percentage of net assets.

2.3          Notwithstanding anything in this Agreement to the contrary, the Fund shall not make Reimbursement Payments to the Adviser with respect to Organization Expenses and/or Offering Expenses in an amount that is greater than the sum of:

(i)          All Expense Payments paid by the Adviser to the Fund in cash and not previously reimbursed to the Adviser by the Fund; and

(ii)          Non-organization and offering costs included in Operating Expenses incurred by the Adviser and its affiliates, and accrued as an amount due to Adviser by the Fund.

Provided, further, that Organization Expenses and Offering Expenses incurred by the Adviser and its affiliates, and accrued as an amount due to Adviser by the Fund, shall be paid only to the extent that such expenses do not exceed 1.0% of Gross Proceeds Raised.

For purposes of this Agreement, “Gross Proceeds Raised” means the current amount of gross proceeds that the Fund has received from the continuous offering of up to $3.0 billion in the Fund’s common shares of beneficial interest, par value $0.001 per share.

2

2.4          The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such calendar quarter, and (ii) the aggregate amount of all Expense Payments made by Adviser to the Fund (or otherwise accrued by Adviser with respect to the Fund) within three (3) years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Fund to Adviser, subject to Sections 2.2 and 2.3.

2.5          The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund and the right to such Reimbursement Payment shall be an asset of Adviser no later than the last business day of the applicable calendar quarter. The Reimbursement Payment for any calendar quarter shall, as promptly as possible, be paid by the Fund to Adviser in any combination of cash or other immediately available funds. Any Reimbursement Payments shall be deemed to have reimbursed Adviser for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2.

3.	Effective Date; Termination; Survival.

3.1           Effective Date. This Agreement shall become effective as of the date the Fund achieves the Minimum Offering Requirement (the “Effective Date”).

3.2          Termination.

(i)          Unless otherwise agreed by the parties, this Agreement shall terminate on the one year anniversary of the Effective Date.

(ii)          This Agreement may be terminated at any time, without the payment of any penalty, by the Fund or Adviser, upon providing written notice of such termination.

(iii)          This Agreement shall automatically terminate in the event of (a) the termination by the Fund of the Advisory Agreement, or (b) the determination by the board of directors of the Fund to dissolve or liquidate the Fund.

(iv)          Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement terminates automatically pursuant to Section 3.2(iii) above, or, following a termination of this Agreement pursuant to Section 3.2(ii), an event described in Section 3.2(iii) occurs, the Fund agrees to pay Adviser an amount equal to all Expense Payments paid by Adviser to the Fund within three (3) years prior to the date of such termination pursuant to Section 3.2(iii) or the occurrence of such event, as applicable, and that have not been previously reimbursed by the Fund to Adviser. Such repayment shall be made to Adviser no later than thirty (30) days after such date of termination or the date of such event, as applicable.

3.3          Survival. Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to Adviser.

4.	Miscellaneous.

4.1          Captions. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

3

4.2          Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is registered under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Declaration of Trust and/or the By-Laws, as each may amended or restated, or to relieve or deprive the board of directors of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

4.3          Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

4.4          Assignment. This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

STEADFAST ALCENTRA GLOBAL CREDIT FUND

By:
Name:
Title:

STEADFAST INVESTMENT ADVISER, LLC

By:
Name:
Title:

Signature Page to Expense Support and Conditional Reimbursement Agreement